Exhibit 99.1

Onion Global Limited Announces First Half of 2022 Unaudited Financial Results

Guangzhou, China, December 30, 2022 - Onion Global Limited (“Onion Global” or the “Company”)1 (NYSE: OG), a next-generation lifestyle brand platform that connects the world's fresh, fashionable, and future technology-based brands to young people in China and across Asia, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half Year 2022 Financial Highlights

•	Total revenues in the first half year were RMB850.5 million (US$127.0 million), compared to RMB1,365.3 million in the same period of 2021.

•	Gross profit in the first half year was RMB126.6 million (US$18.9 million), compared with that of RMB281.9 million in the same period of 2021.

•	Net loss attributable to ordinary shareholders in the first half year was RMB131.8 million (US$19.7 million), compared with net loss of RMB323.5 million in the same period of 2021.

•	Non-GAAP net loss[2] attributable to ordinary shareholders in the first half year was RMB83.2 million (US$12.4 million), compared with net income of RMB61.6 million in the same period of 2021. For more information on this non-GAAP financial measure, please see the table captioned “Onion Global Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

First Half Year 2022 Operational Highlights

•	Total GMV[3] generated by the sales of the Group was RMB981.9 million (US$146.6 million) in the first half year of 2022, compared to RMB1,529.3 million in the same period of 2021.

•	Total GMV generated by sales of our private label brands was RMB102.4 million (US$15.3 million), representing a significant increase of 86.5% from RMB54.9 million in the same period of 2021.

•	As of and for the twelve months ended June 30, 2022, the total number of key opinion consumers (“KOCs”), total number of active KOCs[4], and total number of active buyers[5] was 751 thousand, 410 thousand, 720 thousand, respectively.

•	As of June 30, 2022, the total number of brands of the Group reached 4,645, while the total number of private label brands of the Group reached 33.

Recent Developments

During the first half of 2022, we reported a lower GMV compared to the same period last year, resulting from our brand management shift and redirecting our focus to private label brands and strategic brands from third-party high-traffic brands, the resurgence of COVID-19 in China and the Company’s continued strategy to optimize our selection of suppliers and merchants. However, the GMV from private label brands as a percentage of total GMV increased to approximately 10% in the first half of 2022 from approximately 4% in the same period last year.

In the first half of the year, we continued to execute on our proven growth strategy and made considerable progress in brand development, strategic upgrade and business innovation.

As of January 2022, over 1.6 million products under our private label Luca Brand TENKOU RYUUGI were sold as of January 2022 since its launch, speaking to our ability to nurture and develop brands from scratch. With a diverse range of products, TENKOU RYUUGI is not just a dynamic department store brand but also a brand that continues to evolve and iterate. Our experience from creating the TENKOU RYUUGI brand allows us to efficiently launch other trendy department store brands with fresher ideas and new approaches.

In April, we unveiled an upgraded "Supply-to-Business" ("STB") strategy integrating upstream supply chain capabilities with expanding B2B customer base. With the upgraded STB strategy, Onion Global will build a super trading platform with a comprehensive operating system that provides business support directly to B2B customers on matters related to supply chain, data analysis, and brand transactions.

Last but not least, as part of our STB strategy, we launched our New B2B Platform “Hoomuch” in April. This underscores our commitment to expanding our B2B customer base by offering an integrated service solution for product sourcing, product supply, and brand management services. The new platform will empower B2B customers to generate sustainable income with less effort and higher cost efficiency by providing them with high-margin products and premium brands for resale.

First Half Year 2022 Financial Results

Total Revenues were RMB850.5 million (US$127.0 million) compared with total revenues of RMB1,365.3 million in the same period of 2021. The decreases were primarily resulting from the resurgence of COVID-19 in China and the Company’s continued strategy to optimize our selection of suppliers and merchants.

•	Product revenues were RMB839.5 million (US$126.8 million), compared with RMB1,296.3 million in the same period of 2021.

•	Service revenues were RMB11.0 million (US$0.2 million), compared with RMB69.0 million in the same period of 2021.

Cost of revenues was RMB723.9 million (US$108.1 million), representing a decrease of 33.2% from RMB1,083.5 million in the same period of 2021, which is in line with the decrease in product revenues and partially offset by increased impairment expenses of inventories.

Gross profit was RMB126.6 million (US$18.9 million), compared to gross profit of RMB281.9 million in the same period of 2021.

Gross margin was 14.9%, compared with 20.6% in the same period of 2021, the decrease was attributed by lower margins on sales of slow-moving inventories.

Fulfillment expenses were RMB66.2 million (US$9.9 million), a decrease of 20.0% from RMB82.7 million in the same period of 2021. The decrease was in line with the decrease in product revenues.

Technology and content expenses were RMB15.7 million (US$2.3 million), a decrease of 23.4% from RMB20.5 million in the same period of 2021. The expenses are reduced with the improvement of the Company's IT system, and in personnel costs as a result of staffing structure refinements.

Selling and marketing expenses were RMB107.3 million (US$16.0 million), an increase of 2.4% from RMB104.8 million in the same period of 2021due to increase in promotion expenses of private label brands

General and administrative expenses were RMB94.0 million (US$14.0 million), compared to RMB401.4 million in the same period of 2021. The decrease was mainly attribute by reduction in listing-related and share-based compensation expenses.

Total loss from operations was RMB156.0 million (US$23.3 million), compared with loss of RMB325.2 million in the same period of 2021.

Net loss attributable to ordinary shareholders was RMB131.8 million (US$19.7 million) or 15.5% net loss margin, compared to net loss attributable to ordinary shareholders of RMB323.5 million or net loss margin of 23.7% in the same period of 2021.

Non-GAAP net loss attributable to ordinary shareholders was RMB83.2 million (US$12.4 million), compared to net income of RMB61.6 million in the same period of 2021. For more information on this non-GAAP financial measure, please see the table captioned “Onion Global Limited. Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

Basic and diluted loss per share6 was RMB14 (US$2), compared with loss per share of RMB38 in the same period of 2021.

As of June 30, 2022, the Company had cash and cash equivalents of RMB162.2 million (US$24.2 million), compared to RMB288.0 million as of December 31, 2021.

Business Outlook

In the second half of this year, we unveiled the new strategic initiatives to upgrade the Group's business, which include the planned launch of a new business platform. To help women achieve personal growth and self-enhancement, the new platform will focus on cultivating and serving a community of female users, offering various high-quality resources and features relevant to knowledge, business, consumption, networking and social activities. The mission of the platform is to lead and accompany female users on a continuous journey of self-enhancement and empowerment.

Definitions

1.	“we,” “our,” “Onion Global”, the “Group” and the “Company,” refer to Onion Global Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE and subsidiaries of VIE.

2.	Non-GAAP net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and listing related expenses.

3.	“GMV” (i) with respect to GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms, such term refers to gross merchandise volume, which represents the total value of confirmed orders placed with us and sold via our platforms, including the total value of orders sold through our active KOCs through their social networks, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any incentives granted to KOCs; for the avoidance of doubt, such value of confirmed orders placed with and sold via our platforms before deduction of discounts and loyalty points applied to the orders sold and (ii) with respect to GMV generated by the Group, such term includes both (a) GMV referred in (i) and (b) all types of payments made by individuals who open an O’Partner account registered with our system.

4.	“active KOCs” refers to KOCs that confirmed one or more shipped orders on our platform within the indicated period.

5.	“active buyers” refers to a registered account, identified by a phone number that confirmed one or more shipped orders on our platform within the indicated period, which, for the avoidance of doubt, includes active KOCs.

6.	Ten ADSs represent one ordinary share.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this announcement, were made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as certified for customs purposes in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP net income attributable to ordinary shareholders. Non-GAAP net income attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and listing related expenses.

The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items adds clarity to the constituent parts of its performance. The Company reviews this non-GAAP financial measure together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Onion Global Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that connects the world's fresh, fashionable, and future technology-based brands to young people in China and across Asia. The Company's platform offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-13801110739

In United States:

Christensen

Ms.Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	288,048	162,205	24,217
Restricted cash	11,017	11,088	1,655
Accounts receivable, net	18,917	76,303	11,392
Inventories, net	624,991	591,344	88,285
Prepayments and other current assets	378,962	218,076	32,558
Amounts due from related parties	18,732	10,930	1,632
Total current assets	1,340,667	1,069,946	159,739
Non-current assets:
Long-term investments	10,898	12,047	1,798
Property and equipment, net	20,643	15,095	2,254
Intangible assets	39,623	32,385	4,835
Deferred tax assets	26,952	39,158	5,846
Goodwill	22,778	22,778	3,401
Right-of-use assets, net	-	46,274	6,909
Other non-current assets	1,591	-	-
Total non-current assets	122,485	167,737	25,043
Total assets	1,463,152	1,237,683	184,782

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	52,793	1,046	156
Accounts payable	108,529	67,358	10,056
Customer advances and deferred revenue	41,067	12,799	1,911
Amounts due to related parties	3,703	6,815	1,017
Income tax payable	11,142	4,877	728
Accrued expenses and other liabilities	245,742	228,339	34,091
Operating lease liabilities	-	26,518	3,959
Long-term loan, current portion	269	-	-
Total current liabilities	463,245	347,752	51,918
Non-current liabilities:
Long-term loan	803	1,802	269
Operating lease liabilities-noncurrent	-	21,252	3,173
Other non-current liabilities	7,236	6,157	919
Total non-current liabilities	8,039	29,211	4,361
Total liabilities	471,284	376,963	56,279
Shareholders’ equity:
Class A ordinary shares	3	3	1
Class B ordinary shares	3	3	1
Additional paid-in capital	1,740,919	1,743,855	260,351
Statutory reserves	10,432	10,432	1,557
Accumulated deficit	(764,764)	(902,059)	(134,674)
Accumulated other comprehensive income (loss)	(3,704)	(3,784)	(565)
Onion Global Limited shareholders’ equity	982,889	848,450	126,671
Non-controlling interests	8,979	12,270	1,832
Total shareholders’ equity	991,868	860,720	128,503
Total liabilities and shareholders’ equity	1,463,152	1,237,683	184,782

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Revenues:
Total revenues	1,365,340	850,468	126,972
Operating cost and expenses:
Cost of revenues	(1,083,464)	(723,867)	(108,071)
Fulfillment expenses	(82,706)	(66,178)	(9,880)
Technology and content expenses	(20,480)	(15,672)	(2,340)
Selling and marketing expenses	(104,758)	(107,254)	(16,013)
General and administrative expenses	(401,447)	(94,048)	(14,041)
Total operating cost and expenses	(1,692,855)	(1,007,019)	(150,345)
Other operating income	2,347	587	88
Total loss from operations	(325,168)	(155,964)	(23,285)
Other income/(expenses):
Interest income	2,812	381	57
Interest expense	(952)	(383)	(57)
Foreign exchange gain, net	6,689	13,040	1,947
Other income/(expenses), net	261	(2,170)	(324)
Total other income	8,810	10,868	1,623
Loss before income taxes and share of income/(loss) from equity method investments	(316,358)	(145,096)	(21,662)
Income tax (benefit)/expenses	(7,855)	11,214	1,674
Loss before share of income/(loss) from equity method investments	(324,213)	(133,882)	(19,988)
Share of income/(loss) from equity method investments	153	(123)	(18)
Net loss	(324,060)	(134,005)	(20,006)

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	For the six months ended
	June 30,2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Net loss	(324,060)	(134,005)	(20,006)
Less: net loss attributable to non-controlling interests	(565)	(2,252)	(336)
Net loss attributable to Onion Global Limited	(323,495)	(131,753)	(19,670)
Net loss attributable to ordinary shareholders	(323,495)	(131,753)	(19,670)
Loss per share:
Class A ordinary shares – basic and diluted	(38)	(14)	(2)
Class B ordinary shares – basic and diluted	(38)	(14)	(2)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares – basic and diluted	3,774,285	4,571,465	4,571,465
Class B ordinary shares – basic and diluted	4,840,000	4,840,000	4,840,000
Other comprehensive loss:
Foreign currency translation adjustments net of tax of nil	(1,623)	(79)	(12)
Total other comprehensive loss, net of tax of nil	(1,623)	(79)	(12)
Comprehensive loss	(325,683)	(134,084)	(20,018)
Less: comprehensive loss attributable to non-controlling interests	(516)	(2,249)	(336)
Comprehensive loss attributable to Onion Global Limited	(325,167)	(131,835)	(19,682)

ONION GLOBAL LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	(323,495)	(131,753)	(19,670)
Less: Share-based compensation expenses	(343,093)	(2,936)	(438)
Less: Listing related expenses	(42,031)	(45,574)	(6,804)
Non-GAAP net income attributable to ordinary shareholders	61,629	(83,243)	(12,428)